[redacted]

03013906

RECD S.E.C. MAR - 4 2003 181 WASH. D.C. SECTION

3/13/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-04487~~
8-50721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stuart Portfolio Consultants, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1449 Lexington Avenue, Suite 3B
(No. and Street)

New York	NY	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
212-360-7500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- * Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/21

OATH OR AFFIRMATION

I, Stuart Oltchick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stuart Portfolio Consultants, LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public 1/26/03

FRANK A. CASTELBUONO
NOTARY PUBLIC, State of New York
Qualified in New York County
No. 31-4605474
Term Expires October 30, ~~19~~ 2005

This report** contains (check all applicable boxes):

- * (a) Facing page.
- * (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- * (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Supplementary report of Independent auditors on Internal Control required by rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Stuart Portfolio Consultants, L.P.

December 31, 2002
with Report of Independent Auditors

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of
Stuart Portfolio Consultants, L.P.

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants, L.P. (the "Partnerhsip") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Portfolio Consultants, L.P. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2003

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 25,742
Consulting fee receivable	170,062
Securities owned, not readily marketable, at estimated fair value	33,100
Other assets	12,513
Total assets	$ 241,417
Liabilities and partners' capital	
Liabilities:	
Accounts payable and accrued expenses	$ 16,120
Partners' capital	225,297
Total liabilities and partners' capital	$ 241,417

See notes to Statement of Financial Condition.

Stuart Portfolio Consultants, L.P.

Notes to Statement of Financial Condition

December 31, 2002

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Stuart Portfolio Consultants, L.P. (the "Partnership"), was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The objective of the Partnership is to earn consulting fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

The Partnership acts as a selling agent for private placement investments or direct participant interests for fund of funds investment partnerships. Fees from these activities are earned and recorded on a quarterly basis from the investment partnerships receiving capital resulting from the Partnership's sales activities.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned

Securities owned, not readily marketable are valued at fair value as determined by the General Partner of the Partnership.

Income Taxes

No provision has been made in the accompanying financial statements for Federal, state or local income taxes since each individual partner is responsible for reporting its share of income or loss.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Partnership's net income or loss for any fiscal year is allocated to all the partners on a pro-rata basis in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

2. Net Capital Requirement

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000 is required. At December 31, 2002, the Partnership had net capital of $9,150 which was $4,150 in excess of the required minimum net capital. The Partnership's ratio of aggregate indebtedness to net capital was 1.76 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

3. Commitments

The Partnership has a two-year lease agreement for office space that will end on November 30, 2004. The Partnership may extend the lease term, at its option, to November 30, 2007. The Partnership has a security deposit in the amount of $5,000, which will be returned at the end of the lease term and is reflected in the statement of financial condition in other assets. Rent expense for the year ended December 31, 2002 was $30,000. The approximate aggregate minimum future lease payments under the lease term are $32,250 and $29,500 for the years ending December 31, 2003 and 2004, respectively.